Exhibit 99.1

CIBC External

Table of Contents

Table of Contents		2
A Message from the CEO		4
1. Application of the Code		5
1.1	Application	5
1.2	The Role of Managers	5
1.3	Approval of the Code	5
1.4	Annual Training and Certification	5
1.5	Helping You Do What’s Right	6
1.6	Waivers of the Code	6
2. Acting with Honesty and Integrity		7
2.1	Acting Ethically and Upholding the Law	7
2.2	Preventing Corruption, Bribery, Fraud and Financial Crime	9
2.3	Acting Within Our Scope of Authority	11
2.4	Managing Insider Information and Personal Trading in Securities	11
2.5	Competing Fairly	12
2.6	Respecting Copyright	13
3. Ensuring a Respectful and Safe Workplace		14
3.1	Protection from Discrimination and Harassment	14
3.2	Safety and Security in the Workplace	14
3.3	Alcohol and Drugs	14
3.4	Political or Religious Activity	15
4. Avoiding Conflicts of Interest		16
4.1	Offering and Accepting Gifts or Other Benefits	17
4.2	Personal Borrowing and Lending	17
4.3	Treatment and Selection of Suppliers	17
4.4	Beneficiaries, Executors, Powers of Attorney, Guardians and other Personal Representatives	18
4.5	Engaging in Outside Activities and Investments	18
4.6	Processing Personal Transactions	20

CIBC External

5. Protecting Our Brand, Clients, Investors and the Environment		21
5.1	Representing CIBC	21
5.2	Community Activity	22
5.3	Full and Fair Disclosure	23
5.4	Environmental Responsibility	24
6. Using and Safeguarding Information and Other Assets		25
6.1	Protecting Confidentiality and Privacy	25
6.2	Maintaining Information Security	26
6.3	Safeguarding CIBC’s Property	27
6.4	Following Business Expense Policies	27
6.5	Maintaining Records	27
7. Cooperating with Investigations		28
8. Contravention of the Code		29
9. Seeking Advice		31
Appendix 1: Seeking Additional Guidance (Global)		32
Appendix 2: Seeking Additional Guidance (Canada)		33
Appendix 3: Seeking Additional Guidance (United States)		34
Appendix 4: Seeking Additional Guidance (United Kingdom)		35
Appendix 5: Seeking Additional Guidance (Asia Pacific)		36
Appendix 6: Seeking Additional Guidance (Barbados)		37
Appendix 7: Seeking Additional Guidance (South America)		38

CIBC External

A Message from the CEO

November 2018

For more than 150 years, we’ve been helping families prosper and businesses grow. Our team has earned a reputation for excellence and has built a culture based on our shared values of trust, teamwork, and accountability. At the heart of our reputation is our team of 45,000 members who proudly put our clients at the centre of everything we do.

As we transform CIBC into a relationship-oriented bank for a modern world, it’s incumbent upon every one of us to uphold the highest standards of ethical and professional behaviour.

The CIBC Code of Conduct (the “Code”) is more than words on a page. It sets out the principles and standards for our behaviour, which we are all required to know, understand, and follow. In adhering to the Code, every one of us needs to be a role model, ensuring that our behaviours, actions, and words reflect the client-focused culture we’re building together.

As a valued team member, if you become aware of a violation of our Code, speak up. You should feel confident that your concerns will be addressed and investigated.

Our reputation and our culture are the foundation of our success as we build the bank of the future — a place where we give our very best to each other and where our clients receive the very best from all of us.

Sincerely,

Victor Dodig

President and CEO

4	CIBC External

1. Application of the Code

1.1	Application

The Code applies to all employees, contingent workers and members of the boards of directors of Canadian Imperial Bank of Commerce and its wholly-owned subsidiaries (subject to subsidiary board approval where required by law).

In some countries outside of Canada, a subsidiary may have a separate code of conduct for regulatory reasons. Refer to your regional compliance department for further guidance.

1.2	The Role of Managers

Managers play an important role in helping to ensure that the principles and standards of the Code are respected. They model acceptable standards of behaviour for employees and contingent workers and are the first point of contact if an employee or contingent worker has a question about the Code. Managers must also support and protect from retaliation all employees or contingent workers who, in good faith, report a potential violation of the Code.

1.3	Approval of the Code

The Board approves the Code. This version of the Code is effective November 1, 2018.

1.4	Annual Training and Certification

Every year employees and contingent workers must complete a training program. Employees, contingent workers and members of the Board are required to attest every year that they have read, understood and will abide by the Code at all times.

Definition Sidebar

The terms “we”, “our” and “us” refer collectively to all CIBC employees, contingent workers and CIBC directors, and are intended to indicate that adherence to the Code is both a personal and a shared responsibility of all CIBC employees, contingent workers and CIBC directors.

“CIBC” means Canadian Imperial Bank of Commerce and its subsidiaries.

“Board” means the board of directors of Canadian Imperial Bank of Commerce.

“CIBC directors” means the members of the boards of directors of Canadian Imperial Bank of Commerce and its subsidiaries.

“Client” means a client of CIBC.

“contingent worker” means any temporary agency worker, contractor and service provider worker providing support to CIBC.

“Manager” means an employee’s people manager, and in the case of a contingent worker, a contingent worker’s assignment manager.

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1.5	Helping You Do What’s Right

To help ensure that your actions are consistent with the Code and to help identify potential Code violations, ask yourself the following questions:

•	Is this legal?

•	Is this fair and ethical?

•	Would CIBC’s reputation be harmed if this situation were to become public?

•	Could this situation create any conflict between my own interest and CIBC’s interest? Could it create the appearance of a conflict?

•	Does this feel right?

If in doubt, speak to your Manager or call one of the contacts listed in section 9.

1.6 Waivers of the Code

Certain exceptional situations may justify a waiver of the provisions of the Code. If you are an employee or contingent worker, you must discuss your request with your Manager first, and then obtain written approval (email will suffice) from the Code of Conduct, Mailbox or in the U.S. region, from the Ethics Compliance, Mailbox. Waivers of the Code are rarely approved.

Waivers for CIBC directors and certain executive officers may be approved only by the Board or a Board committee. If approved, the waiver must also be publicly disclosed in accordance with applicable law.

Seeking Additional Guidance

CIBC has policies that provide detailed guidance on adhering to the principles and standards for our behaviour in the Code. Refer to the Code of Conduct and Policies webpage on CIBC Today and the Code of Conduct: Frequently Asked Questions. (CIBC Bank USA employees can access these documents on the CIBC Bank USA intranet).

There is an appendix at the end of the Code with links to our policies for your region.

For more information, you may contact the Code of Conduct, Mailbox (in the U.S. region, contact the Ethics Compliance, Mailbox), or one of the contacts listed in section 9.

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2. Acting with Honesty and Integrity

2.1 Acting Ethically and Upholding the Law

Respecting the Letter and the Spirit of the Code

Preserving trust and acting ethically are at the heart of what we do and how we do it. We have a fundamental obligation to act honestly and with integrity at all times. This means respecting both the letter and the spirit of the Code in everything we do.

Respecting the spirit of the Code means following the principles and values upon which the Code is based – acting ethically and professionally, and honouring our core values of trust, teamwork and accountability – even when the Code does not specifically address a particular situation.

Knowing and Respecting Our Clients

CIBC’s vision is to be the leader in client relationships. To do this we must act with integrity, transparency and respect in all dealings with our Clients. This means:

•	being diligent in knowing our Clients’ financial situations (including their financial needs, investment objectives and risk tolerance);

•	recommending the products and services that are appropriate to the Client’s short, medium or long-term financial needs, goals and aspirations;

•	communicating with Clients in a timely manner, using language that is clear, simple and not misleading;

•	ensuring that we have clear authorization from Clients to purchase products or services;

•	providing Clients with clearly explained information they need to make the financial decisions that are right for them; and

•	providing a fair, speedy and transparent resolution each and every time issues arise and taking ownership no matter where the issue arises.

Complying With the Law and Other Requirements

You must uphold and comply with the law and any other external requirements endorsed by CIBC, as well as any contractual agreements governing your role with CIBC (for contingent workers, this includes any obligations that are contained in the applicable agreement governing the contingent worker, which is referred to as the “governing contract” in the Code). In addition, if you are licensed by a regulatory or professional body, you must adhere to any licensing requirements imposed by those entities.

Failing to comply with the law or any of these other requirements exposes CIBC and you to legal and reputational risk.

Disclosing Criminal Offences

You are required to notify CIBC if you are charged with a criminal offence. If you are an employee or contingent worker, you must immediately notify your Manager (as soon as you are charged), regardless of whether you believe you are guilty of the offence.

If you are subsequently found guilty of the offence, you must notify your Manager immediately. In addition, your Manager or Corporate Security may require you to keep them informed of any proceedings related to the offence.

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Your manager is responsible for notifying Corporate Security of the initial charge and outcome by contacting the CorpSecurity, Mailbox. In the U.S. region, contact the US CorpSecurity, Mailbox.

Reporting Concerns

We must report any concerns about suspicious behaviour relating to the honesty and integrity of CIBC, its employees, contingent workers and CIBC directors, or any suppliers, Clients, government representatives or other third parties involved in Business Dealings with CIBC. This includes reporting any situation where we believe, in good faith, that CIBC, or any of the other parties mentioned above, have violated, or are about to violate, a law or regulation.

Definition Sidebar

“Business Dealings” means any negotiations, transactions or other interactions between CIBC and a current or prospective Client, employee, contingent worker, CIBC director, supplier or other third party.

Report your concern to your Manager, the appropriate contact listed in section 9, the confidential Whistleblower Hotline, or in the case of Board members, to the Chair of the Board, the General Counsel or the Chief Auditor of CIBC.

If your Manager has asked you to engage in behaviour that you believe is unethical, dishonest, or illegal, you must refrain from engaging in such behaviour and immediately report the situation to your Manager’s Manager, the appropriate contact listed in section 9, or the confidential Whistleblower Hotline.

Remember, CIBC will not permit any retaliatory action to be taken against you for reporting a concern in good faith.

Whistleblower Hotline

If you wish to remain anonymous, or if you feel that someone has not responded appropriately to the Code issue that you have reported, you may contact the confidential Whistleblower Hotline (1-888-937-3247 inside North America, 0808-234-2961 inside the United Kingdom, or collect at 770-613-6301 in all other regions). The hotline is available 24/7 and in multiple languages (upon request). No identifying information (including your name or telephone number) is available to the outside service provider that administers the hotline and callers can choose to remain anonymous. Alternatively, you may contact the Chief Executive Officer of CIBC, any member of the Executive Committee, or any member of the Board by writing to the Corporate Secretary (mark the envelope “Private and Confidential - Complaint”, and note the addressee(s)).

U.S. region employees, contingent workers, and directors may also contact any member of the U.S. Region Executive Committee, or any member of the U.S. Board by writing to the U.S. Corporate Secretary at 120 South LaSalle Street, Suite 400, Chicago, Illinois 60603 USA.

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Following CIBC Policies

In the Code, the terms “policy” or “policies” include all applicable CIBC policies, standards, guidelines, procedures and programs.

All policies at CIBC have been carefully designed to support compliance with the law and the protection of CIBC’s reputation.

Skipping a step could put you, CIBC or Clients at risk. You are expected to act in accordance with the Code and policies at all times, even if a Client, fellow employee, contingent worker or CIBC director suggests a different course of action. If you have a question or comment concerning a policy, discuss this with your Manager or raise it with the owner of the policy.

Policies that apply to the Board are maintained by the Corporate Secretary.

2.2 Preventing Corruption, Bribery, Fraud and Financial Crime

Achieving the highest standard of ethical behaviour means that we will not engage, directly or indirectly, in Bribery, kick-backs, payoffs, forgery or other fraudulent or corrupt business practices. If you are approached by an employee, contingent worker, CIBC director, supplier, Client, public official or agency, or other third party with an opportunity to engage in such activity, you will report the incident to your Manager or through the CorpSecurity, Mailbox (in the U.S. region, contact the Ethics Compliance, Mailbox), or call the confidential Whistleblower Hotline.

Preventing Fraud

Successfully preventing Fraud at CIBC requires an ongoing commitment from us. This includes actively participating in the detection and reporting of suspected Fraud, whether committed by an employee, contingent worker, CIBC director or a third party involved (directly or indirectly) in Business Dealings with CIBC (e.g., a Client, supplier or government representative). If you suspect that Fraud has been or is about to be committed, you have a responsibility to report it to your Manager or through the CorpSecurity, Mailbox (in the U.S. region, contact the Ethics Compliance, Mailbox), or call the confidential Whistleblower Hotline.

Preventing Financial Crime

Achieving the highest standard of ethical behaviour also means that we will not knowingly facilitate transactions that we believe may be related to financial crime, including transactions that involve laundering the proceeds of crime, financing terrorists or terrorist activities, or violating sanctions requirements. Facilitation includes:

•	taking proactive measures such as counselling a Client on manners in which to conduct transactions in order to avoid regulatory reporting and/or record-keeping obligations or sanctions requirements (e.g., stripping or masking information from transactions that could trigger sanctions alerts);

•	failing to report transactions that we believe are unusual given what we know about the Client and normal banking activity (i.e., turning a blind eye to such activity);

•	becoming aware of CIBC being used in connection with criminal activity and electing not to report such activity to the Enterprise Anti-Money Laundering (EAML) Group or the appropriate regional AML group; and

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•	not fully co-operating in an investigation conducted by the EAML Group or regional AML group, and Corporate Security (which may include obtaining information from the Client).

If you are requested by a Client to process unusual transactions or if you believe that any party with whom we are dealing with is facilitating criminal activity in any of the manners set out in this section, you will report the matter to the appropriate AML Group by completing and submitting the appropriate Unusual Transaction Report.

Examples of Illegal Activity Examples of illegal activity include, but are not limited to, Fraud, theft, forgery, Kiting, money laundering, tax evasion and Bribery.

Identifying Unusual Banking Transactions

An unusual transaction includes any transaction that appears inconsistent with what is known about the Client, and any transaction that a reasonable person would view as being inconsistent with normal banking activity for a similar Client. Examples of unusual transactions include: individual Clients making significant cash deposits into their accounts (particularly in round, thousand-dollar increments) or Clients purchasing, redeeming, or depositing a series of sequential travelers’ cheques.

Definition Sidebar

“Bribery” generally means giving or receiving a financial or other advantage, directly or indirectly, in order to induce or reward the improper performance of any activity. Bribery does not have to involve an actual monetary payment and can take many forms including, but not limited to: a gift, entertainment, travel, a business opportunity, covering someone’s expenses, a facilitation payment, offers of employment or contracts for goods or services, or offers of unpaid student co-op positions or internships.

“Fraud” generally means any act of deceit, trickery, or breach of confidence, perpetrated for profit or to gain some advantage, often financial. It can be classified as internal fraud and external fraud. Internal fraud is any act of dishonesty with the intent to deceive or steal from CIBC, its employees, contingent workers, CIBC directors, Clients, or shareholders, and includes fraudulent financial reporting and misappropriation of assets. Common types of internal fraud include fraudulent loans, bribery and kiting.

“Kiting” is a form of Fraud that involves depositing and drawing cheques in one or multiple accounts at the same branch, at different branches, or at different financial institutions in order to disguise lack of funds. It involves taking advantage of the float, which is the time between the negotiation of the cheque and its clearance at the cheque-writer’s bank.

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2.3 Acting Within Our Scope of Authority

We are accountable for acting within the scope of our employment or assignment duties and delegated authorities. We must not:

•	give Clients financial, trust, tax, investment or other advice unless this is within the scope of our employment or assignment duties and we hold the appropriate qualifications and licences to do so;

•	give Clients legal advice;

•	act outside the scope permitted by our professional licence, regulatory registration or delegated authority; or

•	process a transaction, whether for a Client or for CIBC, without proper authorization and documentation.

2.4 Managing Insider Information and Personal Trading in Securities

We are responsible for knowing and strictly complying with the laws and policies applicable to the handling of Insider Information and personally trading in securities.

Managing Insider Information

We are prohibited from disclosing Insider Information, except as required in the normal course of business and/or in the performance of our assignment. We will comply with information barriers that have been established to control the flow of Insider Information. We must also inform anyone who receives Insider Information from us that they are subject to the same restrictions regarding its disclosure.

Definition Sidebar

“Insider Information” refers to: material non-public information about a public company (including CIBC) that, if disclosed, would likely affect the market price of the company’s securities or that a reasonable investor would likely consider important in making an investment decision to buy, hold or sell securities.

Trading Securities

We must not trade in securities of a public company if we have Insider Information about the company. In addition, we must not advise or talk to others about a public company if we have Insider Information about that company. These actions are illegal and may result in civil, criminal or regulatory action.

We must ensure that we follow the applicable policy regarding personal trading in our region or line of business. This includes obtaining pre-clearance to trade any securities where required by the applicable policy.

We may also be subject to additional trading restrictions because of our involvement with a particular company or CIBC line of business. This includes situations in which:

•	we have or support an account relationship with a company;

•	we have management responsibilities of a company; or

•	we are otherwise involved with a company on behalf of CIBC.

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Examples of Securities

There are many different types of securities, but the most common examples are shares and bonds. Other examples may include certain forms of derivatives (e.g., listed put and call options), bank notes and debentures.

Trading CIBC Shares

Trading in CIBC shares is subject to a number of restrictions in addition to those that apply to trading shares of other companies. These additional restrictions apply to us when trading in CIBC shares. For further details, consult your regional trading policy, or refer to the Code of Conduct: Frequently Asked Questions.

Additional Restrictions That Apply When Trading in CIBC Shares:

Employees and contingent workers, as well as officers and CIBC directors, are prohibited from:

•     trading in put options, call options, or forward derivative contracts on CIBC shares;

•     trading any other over-the-counter derivative products designed to hedge exposure to CIBC shares; or

•     short selling CIBC shares.

CIBC directors and certain employees and contingent workers are also subject to restrictions regarding the timing of trading CIBC securities. These individuals are not permitted to buy or sell CIBC securities outside “Window Periods”. Consult your regional trading policy, or the Code of Conduct: Frequently Asked Questions for additional details.

2.5 Competing Fairly

CIBC vigorously competes in the marketplace and does so ethically, fairly and legally. We can, and do, gather data about our competitors; however, we must not communicate, acquire or use trade secrets or proprietary information of others unless we have the right to do so.

Anti-trust and competition laws prohibit CIBC from engaging in activities that lessen competition. These include:

•	agreeing with other financial institutions or businesses on the terms of a transaction, product or service (such as interest rates, prices, charges or types of services) to be offered to Clients, suppliers or other third parties; and

•	agreeing with other financial institutions or businesses to avoid competing for Clients in particular product categories or geographic markets.

In addition, certain “tied selling” regulatory requirements prohibit us from proposing or entering into transactions with Clients that require the Clients to:

•	bring additional business to CIBC;

•	purchase additional products from CIBC; or

•	agree not to purchase a competitor’s products.

Where permitted, cross selling and relationship pricing are not considered “tied selling”, and are therefore not prohibited under the Code.

Competition guidelines and tied selling requirements are very complex and some exceptions may apply. Any concerns about proposed dealings with competitors or Clients should be discussed with the Legal Department (or in the U.S. region, with U.S. Compliance).

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Attending Trade Association Meetings, Industry Meetings and Conferences

Remember that anti-trust and competition laws restrict the topics (e.g., pricing) that can be discussed with competitors. Most other participants at these types of events do not work for CIBC. As such, you must respect the confidentiality of CIBC Information and ask yourself whether disclosing particular information could be detrimental in any way to CIBC, its employees, contingent workers, Clients, shareholders or suppliers. You can obtain further guidance on this from the Legal Department in your region or from Communications and Public Affairs.

2.6 Respecting Copyright

Printed, broadcast, recorded or online materials and software are often protected by copyright law. We must exercise caution and may need to seek prior approval from the copyright holder before making copies of, distributing or otherwise using such material. If there is any doubt, consult the Legal Department.

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3. Ensuring a Respectful and Safe Workplace

CIBC is committed to fostering a fair and inclusive work environment that is safe and free of discrimination, harassment and violence, in accordance with applicable human rights and related legislation, where inclusion, diversity and employment equity are respected and protected. We have the right to be treated fairly and with dignity and respect. We must treat others, including employees, contingent workers, CIBC directors, Clients, visitors, suppliers and the public, in a manner consistent with these values.

3.1 Protection from Discrimination and Harassment

We have the right to work in an environment that is free of discrimination and harassment. Discrimination and harassment of any sort is strictly prohibited. We must familiarize ourselves with and follow all applicable policies relating to respect in the workplace, anti-discrimination and anti-harassment.

3.2 Safety and Security in the Workplace

We have the right to work in an environment that is safe and free from violence. Violence of any sort (including threats of violence) is strictly prohibited. We must familiarize ourselves with and follow all applicable policies relating to health and safety in the workplace and the prohibition of violence.

Additionally, CIBC is committed to ensuring that slavery and human trafficking are not employed in CIBC’s own business or supply chains.

3.3 Alcohol and Drugs

While on CIBC premises, participating in a CIBC-sponsored activity, working on behalf of CIBC, or otherwise representing or being seen as representing CIBC, we are not allowed to:

•	use or consume recreational cannabis;

•	be in possession of illegal drugs; or

•	be impaired by alcohol or drugs (this does not apply to drugs prescribed by a licensed health care provider, provided we are able to safely carry out our assigned duties when the drugs are taken as directed).

The consumption of alcohol is strictly prohibited on CIBC’s premises except at designated functions that:

•	have received either a one-time or ongoing approval from a Vice President (or Managing Director in Capital Markets or Wealth Management, or a U.S. Region Leadership Team member in the U.S. Region) or a more senior executive; and

•	are under the direct supervision of a Manager who is responsible for the function.

Managers responsible for a function at which alcohol will be served must ensure that reasonable procedures and safeguards are in place so that any serving and consumption of alcohol are done safely and responsibly and that any required licenses are obtained.

If we consume alcohol at a CIBC function, we will do so responsibly and we will not use any means of transportation that jeopardizes our safety or the safety of others.

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3.4 Political or Religious Activity

While CIBC respects our right to our individual political and religious beliefs and practices, we must not carry on these practices in a way that reflects upon CIBC as an organization or affects other employees or contingent workers.

For any political contributions, whether CIBC’s or our own individual contributions, we must adhere to applicable laws and CIBC policies and avoid any situation where the contribution might be perceived to be for the purpose of obtaining a benefit for CIBC. If permitted by regional policies, requests for political contributions by or on behalf of CIBC must be directed for approval to Governance and Government Relations or your regional Government Relations contact.

We will not carry on political activities or engage in religious advocacy on CIBC premises or facilities or while representing CIBC. This includes seeking contributions, campaigning, and promoting political or religious causes, beliefs or practices. This in no way limits our right to observe our individual political or religious beliefs and practices in a private manner that does not affect others.

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4. Avoiding Conflicts of Interest

Avoiding conflicts of interest goes a long way towards ensuring that we avoid behaviour that is unethical or that otherwise contravenes the Code. We must avoid any situation where our personal interest may conflict, or could be perceived to conflict, with the interests of CIBC, or of a Client or supplier (including contingent workers).

Examples of potential conflict situations include:

•	where we, our family or a close personal friend are in a position, or may be perceived to be in a position, to benefit personally, or compete with CIBC, by using information we receive, or authority we have, as a result of our role or relationship with CIBC;

•	where we are in a reporting relationship with someone with whom we share a Close Personal Relationship (including a contingent worker reporting to a Manager), or where we would be perceived to benefit personally, including financially, from the reporting relationship;

•	where, in the course of CIBC’s Business Dealings, we interact with someone in a professional capacity with whom we share a Close Personal Relationship, or where we have a direct influence in deciding whether CIBC will engage in Business Dealings with a person or supplier (including a contingent worker) with whom we share a Close Personal Relationship; or

•	where friendship or a Close Personal Relationship may be perceived to adversely affect our judgment or objectivity, both in the workplace and in any Business Dealings.

Employees and contingent workers must discuss any actual, potential or perceived conflict of interest situation with their Manager or contact the Compliance Department (email the EWC, Mailbox, or in the U.S. region, email the Ethics Compliance, Mailbox) as soon as possible so that steps can be taken to address the situation. CIBC Directors should seek the advice of the Chair of their board, the General Counsel of CIBC or the Chief Auditor of CIBC with any questions or concerns and must immediately disclose to them any material transaction or relationship that reasonably could be expected to give rise to an actual, potential or perceived conflict of interest situation.

Definition Sidebar “Close Personal Relationship” means a regular and ongoing relationship that is romantic, familial or financial.

Sections 4.1 to 4.6 describe some situations of actual, potential or perceived conflict of interest that must be avoided, but the list is not exhaustive.

If you are licensed or governed by a securities regulator, you should also refer to your department’s compliance policies for further conditions or restrictions relating to conflicts of interest.

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4.1 Offering and Accepting Gifts or Other Benefits

In this section, “gift or other benefit” includes entertainment.

Giving a gift or other benefit to, or receiving a gift or other benefit from, certain entities or individuals may give rise to a conflict of interest, especially where the gift or other benefit is of more than nominal value.

Even where a conflict does not exist, the gift or benefit may be viewed as an attempt to influence a business decision. For this reason, CIBC policies include a number of restrictions that apply when giving or receiving gifts or other benefits.

Restrictions and Requirements for Gifts or Other Benefits

We may give and receive appropriate, lawful business gifts in connection with our CIBC work. All gifts must be moderate in value, intended to foster business and professional relationships, and must not be given or received with the intent or prospect of influencing the recipient’s business decision-making. A number of additional restrictions apply when giving or receiving gifts to or from certain individuals and entities, such as Clients, suppliers and public officials or agencies. See the applicable CIBC policies for annual maximum gift limits and additional guidance.

4.2 Personal Borrowing and Lending

We must not, directly or indirectly, borrow from or lend personal funds or other personal property to any Client or supplier (including a contingent worker) who has an ongoing or prospective business relationship with us or our line of business. This restriction does not apply to:

•	transactions with family members; or

•	transactions with Clients who are financial intermediaries (such as department stores or other financial institutions) if the transaction is conducted on market terms and conditions.

We will avoid borrowing from or lending personal funds to another employee or contingent worker (particularly those who report to us, directly or indirectly), or CIBC director. For further guidance, refer to the Code of Conduct: Frequently Asked Questions.

4.3 Treatment and Selection of Suppliers

Suppliers should be treated fairly and should be selected based on value, quality, service, business conduct and price. CIBC strives to deal with suppliers that have high standards of business conduct that align with the principles, standards and behaviours set out in the CIBC Supplier Code of Conduct.

We must not permit the selection of suppliers, including the selection of contingent workers for assignments or engagements, to be made based on Close Personal Relationships or other potential conflicts of interest.

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4.4 Beneficiaries, Executors, Powers of Attorney, Guardians and other Personal Representatives

If you discover that a Client (other than a family member) with whom we or our line of business have a business relationship is considering making or has already made you a beneficiary, executor or other personal representative in a will or a trust, you must advise your Manager and the Compliance Department (email the EWC, Mailbox, or in the U.S. region, email the Ethics Compliance, Mailbox). Where the Client has not yet made the designation, you should discourage the Client from doing so.

Accepting or taking on signing authority or a grant of power of attorney from a Client regarding a Client’s account (other than that of a family member) with whom we or our line of business have a business relationship typically creates a conflict of interest and should be avoided. Asking or applying to be a personal representative (e.g., guardian, committee, curator) of a Client (other than a family member) is also discouraged. If you discover that such an appointment or assignment of authority has been made, or are considering applying to be appointed a personal representative, you must immediately inform your Manager and, if applicable, ask the Client to revoke the authority or appointment. If you want to apply to be appointed a personal representative or wish to maintain the signing authority or appointment bestowed, you must follow the outside activity approval process as provided in section 4.5.. Members of the Board should consult with the General Counsel of CIBC in these circumstances.

CIBC reserves the right to require us to renounce any bequest or appointment or to remove ourselves from dealing with a Client’s estate where there is an actual, potential or perceived conflict of interest.

This section does not restrict CIBC’s ability to receive discretionary trading authority from our Clients, where that is allowed under applicable laws.

4.5 Engaging in Outside Activities and Investments

We are expected to avoid any positions, associations, investments or other activities outside of our CIBC work responsibilities that may interfere with, or may be perceived to interfere with, the independent exercise of our judgment regarding the best interests of CIBC and its Clients, suppliers, employees and contingent workers (“outside activities”). Engaging in outside activities should be discussed with your Manager (or in the case of Board members, with the Chair of the Board, the General Counsel or the Chief Auditor of CIBC) as soon as possible so that any potential conflicts of interest can be addressed.

Outside Activity Approval Process

Employees are expected to devote their working hours to their CIBC work and must obtain approval from their Manager as well as the Compliance Department as specified in the applicable Outside Activities Approval Request form, before engaging in the following activities:

•	accepting an additional position or employment outside of CIBC;

•	carrying on business activities outside of CIBC;

•	investing in a business, other than a company that is publicly traded on a recognized stock exchange;

•	holding a controlling interest in a public or private business;

•	serving as a personal representative (such as trustee, executor, guardian, committee, curator, or through the grant of a power of attorney) for a Client (other than a family member) with whom we or our line of business have a business relationship;

•	acting as a party in a Client’s estate or tax planning arrangement (other than a family member’s arrangement) e.g., acting as a settlor, donor or subscriber of shares;

18	Avoiding Conflicts of Interest	CIBC External

•	commencing a campaign for election or appointment to public office, whether paid or unpaid; or

•	engaging in any other activity outside of the employee’s CIBC work responsibilities that may interfere with, or may be perceived to interfere with, the independent exercise of their judgment regarding the best interests of CIBC and its Clients, suppliers, employees and contingent workers.

You must request approval by completing and submitting the applicable Outside Activities Approval Request form. If you are registered, or in the process of registering with a regional securities or insurance regulator (e.g., Investment Industry Regulatory Organization of Canada or the Mutual Fund Dealers Association of Canada), different approval requirements may apply and you should refer to the applicable Outside Activities Approval Request form for further guidance.

If you received approval to engage in an outside activity and later change roles within CIBC, you must discuss the outside activity with your new Manager as soon as possible. You may be required to submit a new Outside Activities Approval Request form to ensure there is no actual, potential or perceived conflict with the responsibilities of your new position.

Disclosing Rental Properties

If you own a rental property that is not your principal residence, then disclosure may be required, depending on the circumstances. However, if the rental property is also your principal residence (e.g., a duplex with a rented suite), disclosure to CIBC is not necessary. See the Code of Conduct: Frequently Asked Questions for guidance.

Employees are required to provide an annual certification regarding their outside activities as part of the training program referred to in section 1.5 and may be required to limit or cease engaging in an outside activity if directed by CIBC.

Outside activities of CIBC Directors who are not employees should be pre-approved by the General Counsel (or in the case of Board members, in accordance with CIBC policies that apply to the Board).

External Directorships - Employees

For any position as a director of a company, organization or association (including not-for-profit organizations or associations), or as a member of a board advisory committee (other than a CIBC subsidiary), employees must obtain approval from their Manager, as well as the Compliance Department before accepting any such appointment. Approval must be requested by completing and submitting the applicable Outside Activities Approval Request form.

In addition, an employee’s request to serve on a board of a public company must be pre-approved by the CIBC Executive Committee and CEO before any commitments are made to serve in such capacity. The time commitments required for serving on a public company board are significant and will likely interfere with an employee’s work at CIBC. As a result, approval for such opportunities while an active CIBC employee will generally not be granted.

If CIBC asks an employee to act as a director of a CIBC subsidiary, approval must still be requested by emailing the Compliance Department (Outside Activities, Mailbox) or other Compliance designate. In the U.S. region, email the Ethics Compliance, Mailbox.

19	Avoiding Conflicts of Interest	CIBC External

Outside Activities Form - Employees

Employees should use the Outside Activities Approval Request form applicable in the employees’ region: Canada, U.S., U.K., Asia Pacific or Caribbean. CIBC Bank USA employees should access the relevant form on the CIBC Bank USA intranet. For all other regions, contact the Outside Activities, Mailbox for further direction.

4.6 Processing Personal Transactions

Processing transactions for ourselves or for those close to us can create a conflict of interest. Unless expressly permitted by a written CIBC policy, we must not process, or ask another employee or contingent worker who reports to us (directly or indirectly) to process, a transaction for:

•	ourselves;

•	a member of our Immediate Family;

•	anyone for whom we are serving as a personal representative (such as trustee, executor, guardian committee, curator, or through the grant of a power of attorney);

•	anyone with whom we share a Close Personal Relationship; or

•	anyone with whom we share a significant personal or financial interest.

Definition Sidebar

“Immediate Family” includes an individual’s: spouse or common law partner, parents, sisters/brothers, children, parents-in-law, sisters/brothers-in-law, step-children, grandparents, step-sisters/brothers, grandchildren, legal dependents, legal guardian, and any corporation or other legal entity that is controlled by that individual and/or members of the individual’s Immediate Family.

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5. Protecting Our Brand, Clients, Investors and the Environment

5.1 Representing CIBC

We represent CIBC in the eyes of our Clients and the community. While CIBC respects your right to publicly express your personal views, you must not, under any circumstance, participate in activities that are illegal or may compromise CIBC’s image or reputation, whether during or outside working hours. This includes activities that would disparage, defame, embarrass or harass employees, contingent workers, Clients, visitors, suppliers or competitors. This applies to expressing views by any medium, including oral, in print or via the Internet (including blogs, social media, email or on webpages).

Social Media

We must all understand what is expected of us when using social media to ensure that our brand, reputation, Client information and other CIBC Information are protected and that standards of professionalism, honesty and integrity are maintained. To understand if you’re using social media appropriately, ask yourself if others might find your post offensive or objectionable, whether it reflects CIBC’s values, or if it could negatively impact others. While you may share that you work for CIBC and your role, accountabilities and key accomplishments, do not share any CIBC Information (as defined in section 6.1).

Using CIBC’s Brand Name and Trademarks

Employees may only use CIBC’s brand name and trademarks outside of CIBC as part of the regular duties of their job or at an external function where CIBC’s participation has been previously approved.

Contingent workers may only use the CIBC brand name and trademarks outside of CIBC with the prior written consent of CIBC, or as otherwise provided in the terms and conditions of the governing contract.

Use of CIBC’s brand name and trademarks by a supplier or other third party is generally not permitted. Any exceptions must be pre-approved, in writing, by the applicable CIBC marketing department. Contact Brand Governance or for U.S. Commercial Banking and Wealth Management, including CIBC Bank USA, contact U.S. Marketing.

Communicating with Government Agencies, Regulators or Officials

When we communicate with a government agency, regulator or official, we must avoid any suggestion that we are communicating on CIBC’s behalf unless we have the authority to do so.

In addition, in certain situations, employees, contingent workers and CIBC directors who communicate with government officials on behalf of CIBC must comply with applicable lobbying activity pre-approval, registration and reporting requirements. For guidance, refer to Governance and Government Relations or your regional Government Relations contact.

21	Protecting Our Brand, Clients, Investors and the Environment	CIBC External

Public Speaking or Writing Engagements

If you will be speaking or writing in a public forum as a representative of CIBC (e.g., speaking to the media, presenting a lecture or publishing an article, white paper or external report for an industry conference), you are required to obtain prior approval of your Manager and the appropriate CIBC communications contact. Contact Communications and Public Affairs or for U.S. Commercial Banking and Wealth Management, including, CIBC Bank USA, contact U.S. Corporate Communications. In some cases, an Outside Activity Approval Request form may be required per section 4.5.

5.2 Community Activity

CIBC supports our involvement in community activities. We must be aware of the fact that by participating in those activities, we are, or may be perceived to be, representatives of CIBC.

When soliciting charitable donations, whether on behalf of CIBC or another organization, we will emphasize the voluntary nature of the donation. We will not place employees or contingent workers (particularly those who report to us, directly or indirectly), CIBC directors, Clients or suppliers in a position where they may feel obligated to contribute for fear of being treated unfairly if they refuse.

If you are involved in a charitable fundraising contest or draw at CIBC, you must read and abide by applicable requirements. You should contact the Legal Contest, Mailbox (or in the U.S. region, contact U.S. Legal) for more information.

Always Be Mindful of Your Impact on CIBC’s Image and Reputation

Remember that the Code requirement to avoid activities that may compromise CIBC’s image or reputation applies under any circumstance, including, for example, while you are on business travel or at a social event.

22	Protecting Our Brand, Clients, Investors and the Environment	CIBC External

5.3 Full and Fair Disclosure

All of our communications, whether internal or external, must be truthful, accurate and complete, and must not mislead others. This applies to all methods of communication, including oral, in print or via the Internet (including blogs, social media, email or on webpages).

This standard applies whenever and wherever we are performing work for CIBC, including when we are preparing or providing information for inclusion in any report, system, document or other communication.

If you believe that any of the principles of “full and fair disclosure” have or are about to be violated, you will immediately speak to your Manager (or in the case of Board members, to the Chair of the Board, the General Counsel or Chief Auditor of CIBC), contact Corporate Security or call the confidential Whistleblower Hotline.

Remember, CIBC will not permit any retaliatory action to be taken against you for reporting a violation, or apparent violation, of the Code or other CIBC policy in good faith.

Dos and Don’ts

Do:

•     Be truthful in advertising and communications; avoid false, misleading or deceptive claims.

•     Ensure that marketing and related Client communication materials are reviewed in advance by the Legal Department, if necessary, and the applicable CIBC marketing department. In the U.S. region, all Client communication materials must be reviewed and approved by U.S. Marketing & Communications and U.S. Compliance.

•     Consult with your Manager if you are unsure about the accuracy or completeness of information you have received.

Don’t:

•     Make any false, misleading or deceptive entries.

•     Misrepresent a Client’s financial position.

•     Tamper with, modify, or fabricate Client documents even with their consent. This includes changing dates on previously signed forms.

•     Forge, tamper with, or otherwise misuse anyone’s identity, signature or initials.

•     Bypass procedures designed to ensure the integrity of CIBC’s records or to ensure full and fair disclosure.

23	Protecting Our Brand, Clients, Investors and the Environment	CIBC External

5.4 Environmental Responsibility

CIBC believes that environmental responsibilities and business objectives are connected, as a healthy and sustainable environment fosters sustainable economic growth. As a financial institution, CIBC recognizes the impact of our activities on the environment and acknowledges CIBC’s responsibility to manage environmental issues effectively.

We are responsible for taking reasonable care to ensure that CIBC’s business activities are conducted in an environmentally prudent manner that contributes over the long term to CIBC shareholder value.

24	Protecting Our Brand, Clients, Investors and the Environment	CIBC External

6. Using and Safeguarding Information and Other Assets

6.1 Protecting Confidentiality and Privacy

CIBC’s value of trust means that we trust each other and our Clients can trust us. To honour that value, we must take all reasonable steps to preserve the confidentiality and privacy of CIBC Information. This includes accessing and using CIBC Information only for the purposes intended, as directed by our Manager or line of business procedures, and disclosing that information only to those who have a specific and authorized business need to know.

We will collect, use, share or view employee, contingent worker or Client information only when we have a reasonable business purpose for doing so and in compliance with applicable laws and our access authority. We understand that CIBC may monitor account inquiries for the purpose of detecting unauthorized use, sharing or access.

Examples of steps we must take to protect the confidentiality and privacy of CIBC Information include:

•	using Client and employee information in accordance with our privacy policies;

•	accessing files (including profiles or account information) of Clients or other employees only if we have a valid business purpose for doing so;

•	avoiding discussing confidential information in public places; and

•	protecting computing devices from unauthorized access.

If you have concerns regarding the protection of CIBC Information, or become aware of a breach of confidentiality or privacy, you will immediately communicate those concerns to the privacy contact for your region or line of business. General questions can be sent to the Privacy Office (Privacy Office, Mailbox) or in the U.S. region, to the U.S. Privacy Office (US Privacy Office, Mailbox).

Definition Sidebar

“CIBC Information” means any data classified by CIBC as internal, confidential or restricted in any form including physical or electronic. Examples include: information about business practices, finances, products, services, strategies, our Work Product, trademarks, trade names, licenses, information about employees, contingent workers, CIBC directors, Clients, shareholders, business partners, suppliers and third parties, and information managed, processed, stored or disposed of on behalf of CIBC by third parties.

“Work Product” includes but is not limited to procedures, programs, presentations or designs that we develop in the course of our employment or assignment (whether alone or with others). Our Work Product becomes CIBC property immediately upon its development.

25	Using and Safeguarding Information and Other Assets	CIBC External

Access Client Information Only With Consent and Purpose

Accessing Client information without the Client’s consent and without a business reason for doing so is a privacy breach and is strictly prohibited. This includes accessing your own personal account using internal CIBC systems to view or conduct a transaction related to yourself, particularly if the information you have accessed is information that is not available to a Client.

Using Work Product for CIBC Purposes

Information developed in the course of our employment or assignment with CIBC belongs to CIBC. CIBC property must be used only for CIBC purposes. This means that if you leave CIBC, you may not continue to use our Work Product or any other CIBC Information. See the definition of “Work Product” and see section 6.3.

6.2 Maintaining Information Security

CIBC reserves the right to record and monitor our activity on its technology systems, resources and facilities (including activity relating to computing devices, applications, email, voicemail, telephone communications, mobile computing, remote access, Internet use and other CIBC systems and facilities). CIBC can restrict use of or withdraw access privileges to these systems, resources and facilities without prior notice. In addition, CIBC may conduct investigations of potential violations of any CIBC policy based on this information without our knowledge or approval.

We must not use CIBC’s technology systems, resources or facilities to access, download or distribute information that may be considered:

•	offensive, illegal, unethical or discriminatory; or

•	that could harm CIBC’s reputation.

Incidental personal use of CIBC’s technology systems, resources or facilities (e.g., Internet access, email, instant messaging, word processing, spreadsheet or presentation applications and phones) is permitted but must not interfere with our work responsibilities or the effective operation of CIBC’s technology systems, resources and facilities. We may use CIBC’s technology systems, resources (including software and applications) or facilities only in accordance with CIBC policies that govern their use.

Access to CIBC’s technology systems or resources via the external Internet is only permitted using approved secure mobile and remote-access solutions (e.g. Citrix or VPN).

We are accountable for all activity carried out using our individual IDs or passwords and we must not share those IDs or passwords with anyone for any reason.

Follow Your Line of Business’ Secure Workspace Procedures

Following secure workspace procedures is essential to help protect information of CIBC, its employees, contingent workers, Clients, suppliers and other third parties from loss or exposure to unauthorized parties. Information that is lost or disclosed to unauthorized parties can disrupt business processes and damage CIBC’s reputation.

26	Using and Safeguarding Information and Other Assets	CIBC External

Never Use Personal Email Accounts

Never send or forward CIBC Information to or from your non-CIBC personal email account, directly or indirectly. For further guidance on the appropriate use of email, refer to your regional information security policies..

Installing Software Only install authorized CIBC software on CIBC devices following approved processes (e.g., ServiceNow and approved apps from a Corporate store)

6.3 Safeguarding CIBC’s Property

CIBC’s facilities, equipment and other assets (including CIBC Information and information systems) are CIBC property. Except as permitted under section 6.2, CIBC property must be used only for CIBC purposes.

We must adhere to control measures that have been implemented to protect CIBC property. These measures may include use of security equipment such as safes or vaults, physical or logical access control, or other security-related processes.

At any time during or following your employment or assignment, CIBC may require you to:

•	return or destroy any CIBC property in your possession or control; or

•	stop using, accessing or disseminating such property.

This applies regardless of where the property is located or stored and regardless of the reasons for the cessation of your employment or assignment. In the case of contingent workers,

this requirement is also subject to the terms and conditions of the governing contract.

6.4 Following Business Expense Policies

If you incur expenses or approve expenses on behalf of CIBC, including expenses incurred through the use of a corporate credit card, you will comply with the requirements set out in the applicable CIBC policies. This includes ensuring that all such expenses are for a valid business purpose, are reasonable in relation to the business requirements and the goods and/or services being provided, and are supported by proper and itemized receipts.

In the case of contingent workers, the requirements in this section are also subject to the terms of the governing contract.

In the case of members of the Board, expenses incurred for CIBC business are subject to a Board expense reimbursement policy maintained by the Corporate Secretary.

6.5 Maintaining Records

If CIBC’s records are incomplete or inaccurate, the trust of our stakeholders and the integrity of our reputation may be compromised. We must ensure that all CIBC, employee, contingent worker, CIBC director, Client, supplier or third party records comply with CIBC’s records management policies, which address the identification, retention, preservation and destruction of records. We are responsible for the integrity of records under our custody or control.

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7. Cooperating with Investigations

We will cooperate unconditionally with any CIBC department that audits, tests or investigates issues within CIBC, and be truthful regarding all information about which we have knowledge.

We will also cooperate with lawful investigations and inquiries from third parties, including regulators, enforcement agencies or parties involved in litigation, and be truthful regarding all information about which we have knowledge. If you receive any kind of demand or request for information from a third party, you will contact the appropriate CIBC department (indicated below) before you tell the requesting party whether the information exists, discuss any information with the requesting party, provide the information requested or inform any affected employee, contingent worker, CIBC director, Client or supplier about the request:

•	search warrants in Canada, contact Corporate Security immediately and in all other jurisdictions, contact the Legal Department in your region;

•	regulatory requests or notices of investigation, contact the Compliance Department (EWC, Mailbox) or the Legal Department (Legal - General Enquiries, Mailbox or Legal General Enquiries - Quebec French, Mailbox) or in the U.S. region, contact the Regulatory Affairs, Mailbox immediately;

•	privacy regulatory requests or notices, contact the Privacy Office (Privacy Office, Mailbox) or in the U.S. region, contact the U.S. Privacy Office (U.S. Privacy Office, Mailbox);

•	employer compliance reviews or notices of investigation related to immigration matters in Canada, contact the Foreign Worker Program (FW Program, Mailbox) or the Supplier Foreign Personnel Program (SFP, Mailbox), as applicable and in all other jurisdictions, contact the applicable Human Resources Department;

•	all other demands or requests, follow existing business procedures or contact the Compliance Department (EWC, Mailbox) or Legal Department (in Canada, contact the (Legal - General Enquiries, Mailbox; Legal General Enquiries - Quebec French, Mailbox and in all other jurisdictions, contact the Legal Department in your region).

In all cases, we will contact the appropriate CIBC department before we tell the requesting party whether the information exists at all, discuss any information with the requesting party, provide the information requested or inform any affected employee, contingent worker, CIBC director, Client or supplier about the request.

If you are disclosing information to a regulator or enforcement agency under whistleblower legislation, you are not required to contact any CIBC department to do so.

28	Cooperating with Investigations	CIBC External

8. Contravention of the Code

Contravention of the Code may result in:

•	in the case of an employee, disciplinary action up to and including termination of employment for cause, without notice or pay in lieu of notice; and may also impact an employee’s performance assessment and compensation, including annual incentive compensation;

•	in the case of a contingent worker, action by CIBC up to and including the termination of their assignment; and

•	in the case of a CIBC director, the CIBC director’s resignation.

Contravention of the Code may also lead to civil, criminal or regulatory action against us or CIBC.

Our Obligation to Report Violations and Escalate Concerns

Our bank is a place where we are encouraged to speak up. CIBC policies ensure that there is a secure, professional, and simple way to speak up if you need to.

Speaking up means that we have an obligation to escalate our concerns over any questionable or unethical conduct we observe in our position with CIBC. We must report all actual or potential violations of the Code or violations of a law or regulation (“violations”). A violation can be reported by:

•	speaking to your Manager or to the appropriate contact listed in section 9;

•	calling the confidential Whistleblower Hotline; or

•	using the reporting procedures as otherwise set out in the Code or in an applicable CIBC policy.

If you do not feel comfortable reporting a violation to your Manager, speak to your Manager’s Manager or any of the other contacts set out in this section.

This reporting obligation applies to all types of violations, including those that involve the actions of CIBC or the actions of an employee, contingent worker, CIBC director, Client, visitor, supplier or any other third party involved in Business Dealings with CIBC. Any such report will be taken seriously, investigated, and treated confidentially to the extent possible and in a manner consistent with CIBC’s responsibility to address the issue raised.

If you have, or by any means become aware of, any concerns related to accounting, internal controls or auditing matters, contact Corporate Security (in the U.S. region, contact the Ethics Compliance, Mailbox) or the confidential Whistleblower Hotline immediately.

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Protection from Retaliation

No one may suspend, discharge, discriminate against, harass or threaten, in any manner, or otherwise retaliate against an employee or contingent worker for:

•	reporting a violation, or apparent violation, in good faith; or

•	providing information or assistance for an internal or external investigation of a violation.

Nothing in the Code, any policy, or any agreement we enter into with CIBC, prevents us from engaging in activities permitted by whistleblower legislation and no one may retaliate against us for engaging in these activities.

If you believe that you are being retaliated against as a result of reporting a violation or apparent violation of the Code or other CIBC policy, or for assisting in an investigation, you should immediately contact your Manager or Human Resources at the appropriate contact listed in section 9.

30	Contravention of the Code	CIBC External

9. Seeking Advice

Omitted.

31	Seeking Advice	CIBC External

Appendix 1: Seeking Additional Guidance (Global)

Omitted.

32	Appendix 1: Seeking Additional Guidance (Global)	CIBC External

Appendix 2: Seeking Additional Guidance (Canada)

Omitted.

33	Appendix 2: Seeking Additional Guidance (Canada)	CIBC External

Appendix 3: Seeking Additional Guidance (United States)

Omitted.

34	Appendix 3: Seeking Additional Guidance (United States)	CIBC External

Appendix 4: Seeking Additional Guidance (United Kingdom)

Omitted.

35	Appendix 4: Seeking Additional Guidance (United Kingdom)	CIBC External

Appendix 5: Seeking Additional Guidance (Asia Pacific)

Omitted.

36	Appendix 5: Seeking Additional Guidance (Asia Pacific)	CIBC External

Appendix 6: Seeking Additional Guidance (Barbados)

Omitted.

37	Appendix 6: Seeking Additional Guidance (Barbados)	CIBC External

Appendix 7: Seeking Additional Guidance (South America)

Omitted.

38	Appendix 7: Seeking Additional Guidance (South America)	CIBC External